[Letterhead of Simpson Thacher & Bartlett LLP]

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY TALEN ENERGY CORPORATION TALEN ENERGY HOLDINGS, INC. PN-001

February 2, 2015

VIA COURIER AND EDGAR

Re:	Talen Energy Corporation
Talen Energy Holdings, Inc.
Registration Statement on Form S-1
Submitted November 5, 2014
File Nos. 333-199888 and 333-199888-01

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ransom:

On behalf of Talen Energy Corporation and Talen Energy Holdings, Inc. (collectively, “Talen Energy”), we are providing the following response to the comment set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated January 27, 2015 relating to the above-referenced Registration Statement on Form S-1 originally filed on November 5, 2014 (the

Confidential Treatment Requested By Talen Energy Corporation Talen Energy Holdings, Inc. PN-002
SECURITIES AND EXCHANGE COMMISSION	2	February 2, 2015

“Registration Statement”) and amended by Amendment No. 1 to the Registration Statement filed with the SEC on December 22, 2014. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by Talen Energy.

For reasons of the business confidentiality of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. Talen Energy has sent a copy of the confidential treatment request to the Office of Freedom of Information and Privacy Act Operations. Accordingly, certain portions of this letter as submitted via EDGAR have been omitted and submitted separately to the SEC, and such omitted information has been replaced in this letter as submitted via EDGAR with a placeholder identified by the mark “[*].” For the Staff’s reference, the omitted portions for which Talen Energy is requesting confidential treatment are bracketed and underlined in the paper submission for ease of identification.

Energy Supply

Unaudited Condensed Consolidated Financial Statements

Notes to Financial Statements, page F-85

1. Interim Financial Statements, page F-85

1.	We reviewed your response to our comment in our letter dated January 8, 2015, and note the significant impact of the out-of-period adjustment as compared to your forecast of income from continuing operations after income taxes. Please explain to us how the size of this error to income from continuing operations after income taxes would not alter a reasonable investor’s judgment based on the qualitative factors discussed in your prior response.

Confidential Treatment Requested By Talen Energy Corporation Talen Energy Holdings, Inc. PN-003
SECURITIES AND EXCHANGE COMMISSION	3	February 2, 2015

ASC 270-10-45-16 provides relevant guidance for evaluating the materiality for purposes of reporting an error, and requires the error to be evaluated against both estimated income and the effect on the trend in earnings. As outlined in the Codification, changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.

The Codification does not define “estimated income.” Management believes the materiality of this adjustment should be evaluated against multiple measures of performance, including income from continuing operations after income tax, net income, EBITDA, and Gross Energy Margins. As described in our prior response dated January 16, 2015 to your letter dated January 8, 2015 (the “Prior Response”), management believes all of these measures have relevance to the users of the financial statements (collectively, the “Performance Measures”). Management believes it is appropriate to consider the impact on the Performance Measures collectively and evaluate them separately based upon their use and relevance to users of the financial statements in the context of the given circumstances. Management’s evaluation of the materiality of this adjustment is also influenced by other qualitative considerations such as the impact on the trend in earnings, as required by the Codification, and by certain qualitative factors outlined in SAB 99, Materiality.

The qualitative factors management considered in its overall evaluation of the materiality of the adjustment are summarized as follows.

Evaluation of the error on forecast of income from continuing operations after income taxes

As referenced in the financial table in the Prior Response, PPL Energy Supply has experienced a significant decline in its Performance Measures due to a steady decline in power prices from the period 2010 through 2014. As a result, the forecast of income from continuing operations after income taxes was approaching break even at the time of this evaluation.

Therefore, the impact of the adjustment to the forecast of 2014 income from continuing operations after income taxes was amplified and seemingly quantitatively material when considered on a percentage basis to that estimated performance measure, while it was not significant quantitatively to the other 2014 estimated Performance Measures.

As an indication of how dramatically this percentage impact can change, management notes that the percentage impact of the out-of-period adjustment on the 2014 unaudited actual results of [*]% is substantially smaller than the impact on the 2014 forecast at the time it made its initial materiality determination.

Confidential Treatment Requested By Talen Energy Corporation Talen Energy Holdings, Inc. PN-004
SECURITIES AND EXCHANGE COMMISSION	4	February 2, 2015

For this reason, management believed the percentage impact of the adjustment on the forecast of 2014 income from continuing operations after income taxes was less meaningful in relation to its impact on the other forecasted Performance Measures and did not believe a difference of [*]% on such a measure alters an investor’s understanding of the financial performance for both the interim period ended September 30, 2014 and the forecasted year ended December 31, 2014, when considered in light of the impact of the adjustment on the total mix of the Performance Measures and the other qualitative factors it considered including those discussed below.1

Evaluation of the impact on other Performance Measures

Management believes that the impact of the out-of-period adjustment on EBITDA compared to the other Performance Measures is more indicative of how the adjustment impacts a financial statement user’s understanding of financial performance. Management believes that EBITDA is of particular importance to equity investors and analysts covering the merchant power industry in which Talen Energy will compete. Moreover, PPL Energy Supply is currently an SEC registrant as a public debt issuer with 100% of its equity held by its parent company, PPL Corporation. EBITDA is an important measure for these external debt holders utilizing the financial statements of PPL Energy Supply, as it is generally considered representative of cash available for debt service. The 2014 forecast of EBITDA was only increased [*]% by the out-of-period adjustment. The out-of-period adjustment also did not have any effect on other debt considerations, such as loan covenants or cash flows, which are also important metrics to these external stakeholders.

Additionally, management believes that in the current market, in which PPL Energy Supply has experienced a dramatic decline in income from continuing operations after income taxes, trending towards break-even primarily as a result of the significant decline in power prices, the usefulness of EBITDA and Gross Energy Margins as benchmarks for measuring quantitative significance increase substantially and, at the same time, the usefulness of income from continuing operations after income taxes decreases as a benchmark for measuring quantitative significance when assessing materiality for PPL Energy Supply. Management believes this was particularly demonstrated by the 2014 assessment. Management also notes the quantitative insignificance of an $11 million adjustment as compared to PPL Energy Supply’s 2014 full year forecast of $[*] in operating revenues.

[1]	As noted by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, in December 2007, quantitatively large adjustments can be immaterial under certain circumstances (in particular in break-even years) based upon qualitative considerations.

Confidential Treatment Requested By Talen Energy Corporation Talen Energy Holdings, Inc. PN-005
SECURITIES AND EXCHANGE COMMISSION	5	February 2, 2015

Evaluation on the trend in earnings

ASC 270-10 also requires an evaluation of the adjustment on the trend in earnings. As referenced in the financial table in the Prior Response, the adjustment did not mask any of the trends in the Performance Measures, including forecasted and actual income from continuing operations after income taxes, all of which continued to show significant declines due to the steady decline in power prices.

Consideration of other qualitative factors

SAB 99 provides examples of qualitative considerations that could render an otherwise small quantitative omission or misstatement “material.” Management believes certain of these factors are also relevant in assessing whether a seemingly quantitatively material adjustment would not alter a reasonable investor’s judgment, namely:

•	As demonstrated in the financial table in the Prior Response, the out-of-period adjustment did not mask the trend in income from continuing operations after income taxes (or other operating trends) of Energy Supply or any of the other measures of operating performance discussed above.

•	The out-of-period adjustment corrected misstatements by a subsidiary that is not a core business and is quantitatively insignificant to PPL Energy Supply’s operations and profitability. This is evidenced by limited commentary on the entire mechanical contracting and engineering activity in PPL Energy Supply’s SEC filings for the same reason. The mechanical contracting and engineering subsidiaries were never intended to provide significant earnings to PPL Energy Supply and, in total, only contributed less than 3% of PPL Energy Supply’s total operating income for the period 2010 through 2014. Additionally, the results of this business are not included in Gross Energy Margins, a key measure of PPL Energy Supply’s operating performance.

Conclusion:

In consideration of the foregoing and because management evaluated all relevant considerations (both quantitative and qualitative), management concluded that the out-of period adjustment in 2014 did not significantly alter the total mix of information available to investors, and that the judgment of a reasonable investor would not have been changed or influenced by the out-of-period adjustment in 2014. Management believes it would be inappropriate to conclude that the single quantitative measurement of the percentage impact of this adjustment on income from continuing operations after income taxes would result in this otherwise relatively small dollar adjustment being considered material.

Confidential Treatment Requested By Talen Energy Corporation Talen Energy Holdings, Inc. PN-006
SECURITIES AND EXCHANGE COMMISSION	6	February 2, 2015

Management’s evaluation was predicated on its compliance with applicable SEC and FASB guidance with respect to assessing the materiality of the prior period misstatements and the related current period correction, and believes it has properly disclosed the impact of these misstatements in PPL Energy Supply’s interim financial statements. Management believes that given the immateriality of the misstatements in the historical financial statements and of the related out-of-period adjustment, the prominence given in the disclosure in the notes to PPL Energy Supply’s financial statements and in its MD&A regarding the adjustment provided users of these financial statements with transparent and sufficient information necessary to understand the impact of the corrections to the interim and annual 2014 financial statements. Additionally, management does not believe correcting the misstatements through a revision to its prior period historical financial statements in future filings would provide better information regarding the nature of the error and its impact.

To further enhance its disclosure to investors, PPL Energy Supply will 1) supplement its note disclosure in its 2014 annual financial statements to indicate that the dollar impact of the out-of-period adjustment also applies to income from continuing operations (before and after-tax), 2) supplement its 2014 MD&A disclosure by including the misstatements recorded during the year within its table of items management considers “special items” and 3) deduct the $17 million revenue increase within its presentation of 2014 Adjusted EBITDA; all to be included in the next amendment of Talen Energy’s S-1 Registration Statement.

*     *     *     *     *

Confidential Treatment Requested By Talen Energy Corporation Talen Energy Holdings, Inc. PN-007
SECURITIES AND EXCHANGE COMMISSION	7	February 2, 2015

Please do not hesitate to call Andrew R. Keller at 212-455-3577 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

  Donna Di Silvio

  Yolanda Guobadia

  Dietrich King

  Jennifer López

Talen Energy Corporation

Talen Energy Holdings, Inc.

  Paul A. Farr

PPL Corporation

  Frederick C. Paine, Esq.

Vinson & Elkins LLP

  E. Ramey Layne, Esq.